Act: 1934
Section: 15(d)
Rule:
Public Availability: 8/27/2009

NO ACT

DC
8-20-09

August 27, 2009 [redacted]

09012333

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC
AUG 27 2009
Washington, DC 20549

Re: Comtech Telecommunications Corp.
Incoming letter dated August 20, 2009

Based on the facts presented, the Division will not object if the Subsidiary Guarantors stop filing periodic and current reports under the Securities Exchange Act of 1934, including their annual reports on Form 10-K for the year ended July 31, 2009. We assume that, consistent with the representations made in your letter, the Subsidiary Guarantors will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-K for the year ended July 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ajay Koduri
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2009

Mail Stop 4546

Robert A. Cantone
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

Re: Comtech Telecommunications Corp.

Dear Mr. Cantone:

In regard to your letter of August 29, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

TK by JAI

Thomas J. Kim
Chief Counsel & Associate Director

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Telephone 212.969.3000
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PROSKAUER ROSE LLP

Robert A. Cantone
Member of the Firm

Direct Dial
212-969-3235

August 20, 2009

Rule 12h-3 of the Securities Exchange Act of 1934,
Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Comtech Telecommunications Corp. – Commission File Number: 0-7928

Ladies and Gentlemen:

We are writing on behalf of this firm's client, Comtech Telecommunications Corp. (the "Registrant") and its subsidiaries with respect to certain continuing reporting obligations of those subsidiaries arising from their former guarantees of the Registrant's former convertible senior notes.

I. Factual Background

The Registrant files periodic and other reports with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and has two classes of equity securities registered pursuant to Section 12(b) of the Exchange Act, its Common Stock, par value $0.10 per share, and its Series A Junior Participating Cumulative Preferred Stock par value $0.10 per share. The Registrant's fiscal year ends July 31 and, as the Registrant is a large accelerated filer, it will file a report on Form 10-K for the fiscal year ended on July 31, 2009 on or before September 29, 2009.

In January 2004, the Registrant issued $105 million face amount of 2% Convertible Senior Notes maturing in 2024 (the "Notes"). The notes were general unsecured obligations of the Registrant and were, under specified circumstances, convertible into shares of the Registrant's Common

Stock. All of the Registrant's U.S. domiciled wholly-owned subsidiaries issued full and unconditional guarantees in favor of the holders of the Notes (the "Subsidiary Guarantees").

On April 7, 2004, the Registrant and the issuers of the Subsidiary Guarantees (Comtech Mobile Datacom Corp., Comtech EFData Corporation, Comtech Systems, Inc., Comtech AHA Corporation, Comtech Antenna Systems, Inc., Comtech Vipersat Networks, Inc., and Comtech PST Corp.) filed a registration statement on Form S-3 with respect to the resale of the Notes, the shares of Common Stock issuable upon conversion of the Notes, and the Subsidiary Guarantees. That registration statement was subsequently declared effective by the SEC at 5:00 p.m. on April 23, 2004. On November 8, 2005, the Registrant, the foregoing subsidiaries and Comtech Tolt Technologies, Inc., a wholly owned subsidiary of the Registrant, as an additional subsidiary guarantor of the Notes, filed a registration statement on Form S-3 to register the additional subsidiary guarantor's guarantee of the Notes (the "Registration Statement"). Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registration Statement also comprised a post-effective amendment no. 1 to the registration statement filed in 2004 to reflect the additional subsidiary guarantor's guarantee of the Notes.

Pursuant to paragraph (f) of Rule 3-10 of Regulation S-X, the Registrant has in its past periodic reports, including its most recent report on Form 10-Q for the quarter ended April 30, 2009, included in a footnote to its financial statements, condensed consolidating financial information for the Registrant, the guarantor subsidiaries (the "Subsidiary Guarantors") on a combined basis, other subsidiaries on a combined basis (the "Subsidiary Non Guarantors"), consolidating adjustments and the total consolidated amounts (the "Rule 3-10 Disclosures").
Pursuant to the terms of the trust indenture under which the Notes were issued (the "Indenture"), on January 16, 2009, the Registrant issued to the Note holders a notice of redemption of the Notes, advising the Note holders that the Registrant would redeem all of the Notes for cash on February 12, 2009. Prior to redemption, Note holders had the right to elect to convert their Notes to shares of the Registrant's Common Stock. On or prior to February 12, 2009, all of the outstanding Notes were converted by the holders thereof into shares of the Registrant's Common Stock in accordance with the terms of the Indenture. As a result, at all times from and after February 12, 2009 to the date hereof, there were no holders of the Notes or the Subsidiary Guarantees and no subsidiary of the Registrant had any security or class of securities, other than the Subsidiary Guarantees, that are registered or required to be registered pursuant to Section 12 or 15 of the Exchange Act. Additionally, the Subsidiary Guarantors have not filed or submitted, and do not intend to file or submit, Exchange Act reports on a voluntary basis.

II. Discussion

(a) Guarantors' Reporting Obligations Continuing

Notwithstanding the conversion of all outstanding Notes as of February 12, 2009, and, in connection therewith, the termination of the Subsidiary Guarantees, we understand that the

Subsidiary Guarantors have continuing reporting obligations under the Exchange Act by virtue of the registration of the Subsidiary Guarantees under the Securities Act as described above. Specifically, we understand that the Subsidiary Guarantors are subject to Section 15(d) of the Exchange Act and that pursuant to Section 15(d) have continuing obligations under the Exchange Act for periodic reports for at least the fiscal year during which the Securities Act registration statement became effective and, pursuant to the updating requirements of Section 10(a)(3) of the Securities Act, for each of the subsequent fiscal years during which any annual report on Form 10-K became incorporated automatically by reference in the Securities Act registration statement (i.e., which, in this case, would therefore include the Registrant's fiscal year ended on July 31, 2009 since an annual report on Form 10-K for the Registrant was incorporated by reference in the Registration Statement on September 17, 2008). Accordingly, we understand that the Subsidiary Guarantors' reporting obligations would continue with respect to the Registrant's annual report on Form 10-K for the fiscal year ended on July 31, 2009, unless the Subsidiary Guarantors were able to utilize Form 15 pursuant to Rule 12h-3 to suspend such reporting requirements.

(b) *Subsidiary Guarantors Satisfy the Requirements of Rule 12h-3(a) and (b)*

The Subsidiary Guarantors satisfy all requirements of Rule 12h-3(a) and (b) for the suspension of their reporting obligations under Section 15(d). The Registrant and the Subsidiary Guarantors have filed all required reports for fiscal years ended on July 31, 2007, July 31, 2008, and July 31, 2009 and the portion of the current fiscal year preceding the date hereof, including the Rule 3-10 Disclosures in each of the applicable reports filed during that period, and will continue to make such filings until the filing of a Form 15 with respect to which no-action relief is being sought hereby. Further, under paragraph (b) of Rule 12h-3, the Subsidiary Guarantees comprise a class of securities eligible for the suspension provided for in paragraph (a) of the Rule, as the Subsidiary Guarantees, as of the date of filing a Form 15, will comprise a class of securities held of record by less than 300 persons as (i.e., zero holders). However, notwithstanding the eligibility of the Subsidiary Guarantees, the provisions of paragraph (c) would make Rule 12h-3 unavailable for the Subsidiary Guarantees for the fiscal year in which the Registration Statement is required to be updated (i.e., the fiscal year ended on July 31, 2009). Accordingly, in the absence of the relief sought by this letter, despite otherwise satisfying the requirements of paragraph (b) of Rule 12h-3, paragraph (c) of Rule 12h-3 would prevent the suspension of the Subsidary Guarantors' reporting requirements for the remainder of the Registrant's current fiscal year, including with respect to the Registrant's annual report on Form 10-K for the fiscal year ended on July 31, 2009.

(c) *Purpose of Section 15(d) Will Not Be Undermined by Granting Relief*

We respectfully submit that, notwithstanding the provisions of Paragraph (c) of Rule 12h-3, no useful purpose would be served by any further reporting by the Subsidiary Guarantors, and that on that basis, the Subsidiary Guarantors should be permitted to file a Form 15 suspending their reporting obligations.

The SEC has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in the Registrant's situation since the Notes are no longer outstanding and the related Subsidiary Guarantees have been terminated. Therefore, there would be no value to the investing public with respect to reporting obligations relating to the Subsidiary Guarantees which no longer exist.

(d) *Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens*

On the other hand, continued reporting obligations would impose a financial burden on the Registrant and the Subsidiary Guarantors and require significant management efforts. In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." Under the circumstances described in this letter, there are no countervailing benefits that could conceivably outweigh the burdens imposed by continued reporting obligations.

(e) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c)*

In several analogous cases, the staff of the SEC (the "Staff") has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position on the suspension of filing Exchange Act reports where there would remain few or no security holders to benefit from the disclosure to be provided by such reports, even though, as a technical matter, Rule 12h-3 would require continued filings.[1] Therefore, we believe that, based on the

[1] *See, e.g.*, PharmaNet Development Group, Inc. (available May 8, 2009); Anheuser-Busch Companies, Inc. (available February 18, 2009); UST Inc. (available February 18, 2009); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008): International Securities Exchange Holdings, Inc. (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); FoxHollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); American Physicians Insurance Company (available March 30, 2007); Summit Bank Corporation (available March 14, 2007); WaveRider Communications, Inc. (available March 31, 2006); PacifiCare Heath Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); and Unocal Corporation (available October 21, 2005).

foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny the Subsidiary Guarantors suspension of their reporting obligations merely because of the automatic update of the Registration Statement during the fiscal year ended on July 31, 2009.

II. Request

For the reasons discussed above, we respectfully request that the Staff confirm that it concurs in the Registrant's view that the effectiveness of the Registration Statement during the Registrant's fiscal year ended on July 31, 2009, in which the Registration Statement was required to be updated pursuant to Section 10(a)(3) of the Securities Act, would not preclude the Subsidiary Guarantors from utilizing Rule 12h-3 under the Exchange Act to suspend the Subsidiary Guarantors' duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, under the circumstances described above, effective immediately upon the filing of a Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of the Subsidiary Guarantors to file reports under the Exchange Act under the circumstances described herein.

If the Staff is not inclined to respond favorably to the relief requested herein, the undersigned would appreciate the opportunity to discuss with the Staff any concerns prior to receipt of a written response. If the Staff has any questions or needs additional information in respect of this no-action request, please do not hesitate to call the undersigned at (212) 969-3235.

Very truly yours,

Robert A. Cantone

cc: Michael Porcelain
Senior Vice President, Chief Financial Officer
Comtech Telecommunications Corp.